October 7, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-249209)

Ladies and Gentlemen:

CTO Realty Growth, Inc. hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (File No. 333-249209) be accelerated so that the Registration Statement will become effective on Friday, October 9, 2020, at 5:00 p.m., Eastern time, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Robert B. Robbins of Pillsbury Winthrop Shaw Pittman LLP at (202) 641-3247.

Kind regards,

/s/ John P. Albright
John P. Albright President, Chief Executive Officer

cc:	Robert B. Robbins, Pillsbury Winthrop Shaw Pittman LLP
Ryan S. Brewer, Pillsbury Winthrop Shaw Pittman LLP

CTO Realty Growth, Inc. | 1140 N. Williamson Blvd., Suite 140 | Daytona Beach, FL 32114 | NYSE American: CTO